Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” and other similar terms refer collectively to Baird Medical Investment Holdings Limited, and its subsidiaries. You should read the following discussion and analysis of our results of operations and financial condition together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this current report on Form 6-K. See “Exhibit 99.1—Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2025 and June 30, 2026, and the for the Six Months Ended June 30, 2025 and 2026.” This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025, as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on July 27, 2026.

Overview

We are a specialized healthcare innovator dedicated exclusively to thyroid related diseases. By combining extensive clinical understanding with cutting-edge technologies, we aim to transform traditional thyroid treatment through intelligent, non-invasive solutions. Our mission is to build an ecosystem that spans the entire treatment process, spanning from early screening and diagnosis to robotic-assisted ablation and post-treatment care.

Our core strengths lie in our successful development and commercialization of the thyroid microwave ablation system, as well as our active R&D pipeline featuring AI-integrated robotic systems. Our approach integrates hardware innovation, software intelligence and a comprehensive system mindset, positioning us to lead in a highly specialized and globally significant market.

Our product offerings and pipeline products mainly consist of microwave ablation apparatus and needles. Our products are ultimately sold to hospitals through (i) direct sales, (ii) deliverers, or (iii) distributors. Benefiting from our distributors’ established channels and resources, we have been able to cut costs and time in reaching target markets compared to the costs and time required to distribute those products through direct sales. Our product offerings available for sale include microwave ablation apparatus approved for the treatment of live cancer and thyroid nodule, long microwave ablation needles, and fine microwave ablation needles. There are two Class III registration certificates under our company’s name: microwave therapeutic instrument and accessories (which is valid until February 5, 2028) and disposable microwave ablation needle (which is valid until July 12, 2028). We have also successfully obtained the registration certificate for the Class III Certificate for MWA Needles, and one registration certificate for Class II medical devices in the PRC in relation to disposable sterile biopsy needles. Under PRC laws and regulations, Class II medical devices are those with moderate risks and are strictly controlled and administered, and Class III medical devices are those with relatively high risks and are strictly controlled and administered through special measures. Our products are ultimately sold to hospitals through direct sales, deliverers, or distributors.

During the first half of fiscal year 2026, we successfully launched a new strategic business initiative: the out-licensing of our proprietary microwave ablation technology to qualified third-party licensees. We lawfully own and maintain full intellectual property rights in our microwave ablation equipment and microwave ablation needles, including patents, technical know-how, product technical requirements, design documentation, software source code, and complete regulatory registration dossiers. These assets, which have received NMPA Class III medical device certification in the PRC, represent a mature and clinically validated technology platform with demonstrated safety and efficacy in the minimally invasive treatment of tumors, including thyroid nodules, liver cancer, lung cancer, and breast lumps. Under the agreements with customers, we grant each licensee an exclusive right to use the licensed technology in specified territories outside the PRC (including Europe, Brazil, the UK, or other defined regions), in exchange for consideration of licensing fees.

Results of Operations

Our net revenues were $9.9 million and $8.0 million in the six months ended June 30, 2026 and 2025, respectively. Our net income was $0.01 million and our net loss was $11.4 million in the six months ended June 30, 2026 and 2025, respectively. We recorded adjusted EBITDA of positive $4.0 million and negative $3.3 million in the six months ended June 30, 2026 and 2025, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

The following table sets forth a summary of our unaudited interim condensed consolidated statements of operations, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited interim condensed consolidating financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended
	June 30,
	2026	2025
Revenues	$9,915,407	$7,959,494
Cost of revenues	(1,291,612)	(1,424,240)
Gross profit	8,623,795	6,535,254
Operating expenses:
Selling and marketing expenses	(2,984,101)	(1,127,725)
General and administrative expenses	(3,400,975)	(8,677,640)
Research and development expenses	(1,391,913)	(7,180,293)
Total operating expenses	(7,776,989)	(16,985,658)
Income (loss) from operations	846,806	(10,450,404)
Interest expense	(334,689)	(358,215)
Interest income	23,417	762
Subsidy income	8,941	56,968
Other income (expenses), net	29,771	(49,107)
Income (loss) before income tax	574,246	(10,799,996)
Income tax provision	(560,747)	(559,131)
Net income (loss)	$13,499	$(11,359,127)
Non-GAAP measure:
Adjusted EBITDA(1)	3,953,077	(3,323,830)

(1)	For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

Non-GAAP Financial Measures

We prepare and analyze operating and financial data and non-GAAP measures to assess the performance of our business, make strategic and offering decisions and build its financial projections. The key non-GAAP measures we use are EBITDA and Adjusted EBITDA. EBITDA is defined as net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization expenses. EBITDA is a non-GAAP financial measure. EBITDA is included in this filing because we believe that EBITDA provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of actual results on a comparable basis with historical results. Adjusted EBITDA is also a non-GAAP financial measure. We believe Adjusted EBITDA, which is defined as EBITDA and further excluding stock-based compensation expense, provides meaningful supplemental information for investors when evaluating our results and comparing us to peer companies as stock-based compensation expense represents a significant non-cash charge. We use these non-GAAP financial measures in order to have comparable financial results to analyze changes in our underlying business. However, there are a number of limitations related to the use of non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance and, therefore, any non-GAAP measures we use may not be directly comparable to similarly titled measures of other companies. Investors should not consider our non-GAAP financial measures in isolation or as a substitute for an analysis of our results as reported under GAAP.

The following tables set forth a reconciliation of our adjusted EBITDA to net income/loss for the periods indicated.

	For the six months ended
	June 30,
	2026	2025
Net Income/ (Net Loss)	$13,499	$(11,359,127)
(+) Depreciation and Amortization	682,559	789,932
(+) Interest Expenses, net	311,272	357,453
(+) Income Tax	560,747	559,131
EBITDA	1,568,077	(9,652,611)
(+) Share-based compensation	2,385,000	6,328,781
Adjusted EBITDA	$3,953,077	$(3,323,830)

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenues. Our revenues increased by 24.6% from $8.0 million in the six months ended June 30, 2025 to $9.9 million in the six months ended June 30, 2026. The increase in revenue was primarily attributable to growth outside of the People’s Republic of China, including in the United States, as well as licensing revenue generated from our new strategic business initiative in the first half of 2026. Specifically, the revenue growth of US$1.9 million in the first half of 2026 was primarily due to newly added technology licensing revenue of US$4.8 million, partially offset by a US$3.0 million decrease in sales of MWA devices.

Our revenue of sales of MWA devices from distributors decreased from US$5.3 million in the first half of 2025 to US$4.5 million in the first half of 2026, resulting in a net decrease of US$0.8 million. Changes in overall average sales prices decreased revenue by approximately US$0.6 million, while changes in the volume of products sold decreased revenue by approximately US$0.2 million. With respect to the sales of MWA needles, revenue decreased due to a decrease in the number of units sold. With respect to the sales of MWA therapeutic apparatus, the decrease in revenue was primarily due to the decrease in average sales prices, which was partially offset by an increase in sales volume, resulting in an overall decrease in revenue.

Our revenue sales of MWA devices from direct customers decreased from US$2.7 million in the first half of 2025 to US$0.5 million in the first half of 2026, resulting in a net decrease of US$2.2 million. Changes in overall average sales prices decreased revenue by approximately US$0.3 million, while changes in the volume of products sold decreased revenue by approximately US$1.9 million. With respect to the sales of MWA needles, revenue decreased due to decreases in both the number of units sold and the selling price. With respect to the sales of MWA therapeutic apparatus, revenue decreased due to decreases in both the number of units sold and the selling price.

Cost of revenues. Our cost of revenues mainly consisted of (i) costs of other medical devices; (ii) direct material costs for our proprietary MWA medical devices; (iii) direct staff costs; (iv) production overheads; and (v) distribution costs. Our cost of revenues decreased by 9.3% from $1.4 million in the six months ended June 30, 2025 to $1.3 million in the six months ended June 30, 2026. The decrease in cost of revenue was primarily attributable to the decrease of direct material costs for our proprietary MWA medical devices, the decrease of direct staff costs, and the decrease of distribution costs, in each case resulting from the decrease in medical devices revenue.

Selling and marketing expenses. Our selling and marketing expenses increased by US$1.9 million from US$1.1 million in the six months ended June 30, 2025 to US$3.0 million in the six months ended June 30, 2026, primarily due to (i) an increase in share-based compensation expenses from nil in the six months ended June 30, 2025 to US$1.9 million in the six months ended June 30, 2026, (ii) an increase in staff cost of US$0.3 million, from US$0.7 million in the six months ended June 30, 2025 to US$1.0 million in the six months ended June 30, 2026, due to an increase in sales personnel costs for the U.S. market, partially offset by (iii) an decrease in advertising expenses of US$0.2 million. Accordingly, our selling and marketing expenses accounted for 30.1% and 14.2% of our revenues in the six months ended 2026 and 2025, respectively.

General and administrative expenses. General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, rental expenses, depreciation and amortization expenses, office overhead, share-based compensation expenses, professional service fees and travel and transportation costs. General and administrative expenses decreased significantly from $8.7 million in the six months ended June 30, 2025 to $3.4 million in the six months ended June 30, 2026, primarily due to the decrease of share-based compensation from $6.3 million in the six months ended June 30, 2025 to US$0.5 million in the six months ended June 30, 2026.

Research and development expenses. Research and development expenses primarily consisted of CRO (Contract Research Organization) and other research and development service fee and depreciation expense related to equipment used for research and development, compensation and benefit expenses relating to our research and development personnel, as well as office overhead and other expenses relating to our R&D activities. Our research and development expenses decreased from $7.2 million in the six months ended June 30, 2025 to $1.4 million in the six months ended June 30, 2026, primarily due to decreased FDA certification fees, CE Marking fee, Endoscopic Ultrasound System and R&D expenditures on AI ablation systems and equipment. The decrease in research and development expenses in the first half of 2026 compared to the same period in 2025 is primarily attributable to the timing and nature of research and development project milestones, rather than a reduction in the Company’s commitment to innovation or a fundamental slowdown in research and development activities.

Net income/loss. As a result of the foregoing, we generated a net income of $13,499 in the six months ended June 30, 2026, as compared to a net loss of $11.4 million in the six months ended June 30, 2025.

Liquidity and Capital Resources

We have historically funded our working capital needs primarily from operations and bank borrowings. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collection.

In the six months ended June 30, 2026, our principal source of liquidity was cash generated from operating activities and short-term borrowings from banks. In the six months ended June 30, 2025, our principal source of liquidity was cash generated from financing activities and short-term borrowings from banks as well as long-term loans.

Going Concern Assessment

As of June 30, 2026, we had cash of US$0.1 million and restricted cash of US$0.2 million. We had positive working capital as of both December 31, 2025 and June 30, 2026. Working capital was US$22.6 million and US$10.2 million as of December 31, 2025 and June 30, 2026, respectively.

We recorded a net income of US$13,499 for the six months ended June 30, 2026, a significant turnaround from the substantial net loss recorded in the same period of 2025.We recorded a net loss of US$11.4 million for the six months ended June 30, 2025, including net loss attributable to controlling shareholders of US$11.3 million.

Net cash used in operating activities were US$3.0 million and net cash generated from operating activities of US$2.5 million for the six months ended June 30,2025 and 2026, respectively.

Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from banks or investors to fund our operations and business development. Our ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes reducing the fixed labor cost, pursuing cooperation opportunities and potential financing to improve our cash flow from operations and financing. To alleviate short-term liquidity pressure and demonstrate commitment to our financial stability, Betters Medical Investment Holdings Limited, the related party of the Company, together with Haimei Wu, the Chairwoman of the Board of Directors and Chief Executive Officer of us, provided us with an executed letter of continuing financial support. Haimei Wu is able to provide financial support of US$2.0 million, supported by properties owned by Ms. Wu, as necessary to enable us to meet its obligations as they become due for a period of at least twelve months from the date the financial statements are issued. Betters Medical Investment Holdings Limited confirmed that payables due to it will not be required to be repaid within the next twelve months from the date the financial statements are issued.We considered this financial support and non-demand confirmation in assessing our liquidity and its ability to meet obligations as they become due.

In September 2026, the Company is offering, through the prospectus supplement and the accompanying prospectus filed on September 24, 2026, (i) US$4,347,826 senior 8% original issue discount convertible promissory Note (the “Note”), (ii) ordinary shares, par value US$0.0001 per share, issuable from time to time upon conversion under the Note, and (iii) up to additional 110,070 ordinary shares as additional shares for the issuance of the Note. The Note carry an 8% original issue discount, and have a term of 12 months from the issuance date. No interest accrues during the term of the Note unless an event of default occurs, in which case interest will accrue at a rate of 15% per annum or, if less, the highest amount permitted by law. The Company received approximately US$4 million in financing proceeds on September 8, 2026.

Based on the factors including our cash and restricted cash position, positive working capital, the nature of the Company recorded a net income for the six months ended June 30, 2026, a significant turnaround from the substantial net loss recorded in the same period of 2025, improvement in operating cash outflows, historical debt renewals and refinancing activities, continuing financial support from Haimei Wu, the non-demand confirmation from Betters Medical Investment Holdings Limited, and expected profitability drivers, management concluded that there was no substantial doubt about the our ability to continue as a going concern within one year after the issuance date of the financial statements.

We believe that we will have sufficient working capital to operate our business for the next 12 months from the date of this current report. However, we may require additional funding due to changing business conditions or other future developments, including any investments or potential acquisitions we may pursue. If our existing cash resources are insufficient to meet our working capital requirements, we may seek to issue equity or equity-linked securities or debt securities or obtain financing from banks and other third parties. The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders. There is no assurance that we will be successful in raising funds, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information— D. Risk Factors — Risks Related to Our Securities — The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders” of the Annual Report.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months ended
	June 30,
	2026	2025
Net cash generated from/ (used in) operating activities	$2,455,000	$(3,034,877)
Net cash used in investing activities	—	(44,610)
Net cash (used in)/provided by financing activities	(2,853,298)	2,036,285
Effect of exchange rate change	121,564	244,495
Net decrease in cash and cash equivalent	(276,734)	(798,707)
Cash and restricted cash at the beginning of the period	565,817	2,970,199
Cash and restricted cash at end of the period	$289,083	$2,171,492

Operating Activities

Net cash generated from operating activities for the six months ended June 30, 2026 was $2.5 million, primarily due to a net income of $13,499, as adjusted primarily by share-based compensation expense of $2.4 million, allowance for credit losses of $0.9 million, depreciation and amortization of $0.7 million, increase in contract liabilities of $1.6 million, increase in taxes payable of $0.3 million, increase in accrued expenses and other payable of $0.9 million, partially offset by increase in accounts receivable of $1.4 million, increase in prepayments of $2.2 million, and decrease in accounts payable of $0.5 million.

Net cash used in operating activities for the six months ended June 30, 2025 was $3.0 million, primarily due to a net loss of $11.4 million, as adjusted primarily by share-based compensation expense of $6.3million, decrease in accounts receivable of $6.6 million, depreciation and amortization of $0.8 million, increase in accounts payable of $0.8 million, increase in contract liabilities of $0.3 million, partially offset by increase in prepayments of $5.6 million, decrease in taxes payable of $0.5 million, decrease in lease liabilities of $0.2 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was nil.

Net cash used in investing activities for the six months ended June 30, 2025 was $0.04 million, primarily due to purchase of property, plant and equipment.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2026 was $2.9 million, primarily due to that we had drawn down of short-term bank loans of $7.7 million and repayments of short-term bank loans of $7.7million. And we had proceeds of Interest-free advances for operation from a related party of $0.2 million during the six months ended June 30, 2026, and repayment of Interest-free advances for operation to a related party of $1.7 million during the six months ended June 30, 2026.In addition, we had repayment of long-term loan of $1.4 million during the six months ended June 30, 2026.

Net cash generated from financing activities for the six months ended June 30, 2025 was $2.0 million, primarily due to that we had drawn down of short-term bank loans of $9.6 million and repayments of short-term bank loans of $12.1million. And we had proceeds of Interest-free advances for operation from a related party of $0.7 million during the six months ended June 30, 2025, and repayment of Interest-free advances for operation to a related party of $0.1 million during the six months ended June 30, 2025. In addition, we had proceeds from long-term loan of $5.0 million and repayment of long-term loan of $1.0 million during the six months ended June 30, 2025.

Capital Expenditure

We incur capital expenditures primarily for purchases of property and equipment. Our capital expenditures were nil and $0.04 million in the six months ended June 30, 2026 and 2025, respectively. We will continue to incur capital expenditures to support the growth of our business. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings and other financing alternatives.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2026:

	Payment Due by Period
		Less than
	Total	1 Year	1-3 Years
Short-term bank loans	$10,760,200	$10,760,200	$—
Lease payment	201,782	147,882	53,900
Long term loan	7,595,580	3,320,980	4,274,600
Total	$18,557,562	$14,229,062	$4,328,500

Off-Balance Sheet Arrangements

We have not entered, and does not expect to enter, into any off-balance sheet arrangements. We have also not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Cautionary Statement Regarding Forward-Looking Statements

This current report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this current report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Form 6-K.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the ability to maintain the listing of the Ordinary Shares on Nasdaq;
●	our markets are rapidly evolving and may decline or experience limited growth;
●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;
●	our relationships with consumers;
●	failure to maintain and enhance our brand;
●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;
●	changes in laws, contractual obligations and industry standards relating to privacy, data protection and data security;
●	risks related to our corporate structure; and
●	the other matters described in the section titled “Risk Factors” of the Annual Report.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this current report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.